Dryden High Yield Fund
For the period ended 8/31/09
File number 811-02896


SUB-ITEM 77M



Item 77M - Mergers

On May 11, 2009, shareholders of The High Yield Plus Fund, Inc approved a plan of reorganization passed by the fund's Board of Directors whereby all the fund's assets were to be transferred to the Dryden High Yield Fund, Inc.
On May 15, 2009, shareholders of The High Yield Income Fund, Inc. approved a plan of reorganization passed by the fund's Board of Directors whereby all the fund's assets were to be transferred to the Dryden High Yield Fund, Inc. Both reorganization occurred in June 19, 2009.